EXHIBIT 99.10
April 20, 2007 CNN-IBN Media Interview on the Financial Performance of Wipro Limited
for the Quarter and Year ended March 31, 2007
Interviewee: Suresh Senapaty, Executive Vice President, Finance & CFO
CNN IBN: Good Morning Mr. Senapaty, take us through what’s been the key driver this quarter, because there was so much of apprehension about the US slowdown giving IT companies the blues.
Suresh Senapaty: Overall it has been a good year with the kind of growth we have shown. The growth has not only been in the IT, also in the other parts of our business. The acquisition done in both IT and Non-IT business has done well in terms of augmenting growth and also the synergy benefit that you are seeing.
CNN IBN: If you can just elaborate a little bit more because this is a very difficult environment for technology companies. Are you sensing a sort of improvement in environment, particularly for yourself, whether it’s in terms of pricing, the volumes, the big pipeline deals?
Suresh Senapaty: Right. In Q4, we recorded 8% sequential growth in US. Out of the 44 customers that we added, 35 of them are from US. The investments made in creating large-deal and a total-outsourcing deal teams and the alignment of the sales team with the verticals is showing results and we look forward to more and more of that.
CNN IBN: Sir, the rupee impact and more and more we seem to be hearing from tech companies that the currency movement is a reality. As an IT major do you think this is now a constant factor and you are able to deal with it more successfully given the kind of Forex hedges that you have taken and hence perhaps you will not see the rupee eating your margins so much even in the forthcoming quarters?
Suresh Senapaty: The trend of rupee appreciating and of rupee making both way movements has been seen over the last 2-3 years. We have therefore seen a change in our hedging strategy followed and hedge accounting to be able to reduce the uncertainty overall on to our profits.